                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                               on March 28, 2002



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                   FORM U-6B-2
                           Certificate of Notification


     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.
36,620] adopted under the Public Utility Holding Company Act of 1935

     Certificate is filed by: Conectiv and Subsidiaries

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of security or securities ("draft," "promissory note"):
     See Schedule I.

2. Issue, renewal or guaranty: Common Stock and Long-Term Promissory Notes are new issues. Short-Term Promissory Notes represent cash advances directly from Conectiv. Money Pool Advances represent short-term borrowings from the Conectiv System Money Pool.

3.   Principal amount of each security: See Schedule I.

4.   Rate of interest per annum of each security: See Schedule I.

5.   Date of issue, renewal or guaranty of each security: See Schedule I.

6.   If renewal of security, give date of original issue: Not applicable.

7.   Date of maturity of each security: See Schedule I.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Short-term promissory notes are issued to Conectiv; Money Pool advances are issued to Conectiv Resource Partners, Inc., as agent for the Conectiv Money Pool.

9. Collateral given with each security, if any: Generally none. See Footnote 4 to Schedule 1.

10. Consideration received for each security: For stock, consideration is par value. For debt, consideration is principal amount.

11. Application of proceeds of each security: General corporate funds for use in ordinary course of business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:
     a)   the provisions contained in the first sentence of Section 6(b):
     b)   the provisions contained in the fourth sentence of Section 6(b):
     c) the provisions contained in any rule of the commission other than Rule U-48: /x/

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
     Section 6(b). Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.



                                                    CONECTIV

                                                    By: /s/ Philip S. Reese
                                                    ----------------------------
                                                    Philip S. Reese
                                                    Vice President and Treasurer

 Date: March 28, 2002

                                                                     Form U-6B-2
                                                                      Schedule I

                            CONECTIV AND SUBSIDIARIES
                         QUARTER ENDED DECEMBER 31, 2001

                                           Issued during
                                              Quarter                                 Balance at End of Quarter
                                           --------------                             -------------------------
                                                                   Long-Term                 Short-Term               Money Pool
Company                                     Common Stock        Promissory Notes        Promissory Notes(1)(3)       Advances(2)(3)
-------                                    --------------       ----------------      --------------------------     --------------
Conectiv Resource Partners, Inc.                 0              $20,000,000 (4)                  0                   $22,264,929
Conectiv Services, Inc.                          0                     0                         0                        0
Conectiv Solutions LLC (5)                       0                     0                         0                    1,802,093
Conectiv Properties and Investments,             0                     0                         0                    21,535,993
Inc.
Atlantic Southern Properties, Inc.               0                     0                         0                    16,349,120
Conectiv Plumbing, L.L.C.                        0                     0                         0                        0
ATE Investment, Inc.                             0                     0                         0                    48,505,744
DCI I, Inc                                       0                     0                         0                        0
DCI II, Inc.                                     0                     0                         0                        0
King Street Assurance Ltd.                       0                     0                         0                        0

     (1)  Interest rate at end of quarter = 2.90%

     (2)  Interest rate at end of quarter = 2.90%

     (3)  Due on demand, but in no case later than 5/1/02

     (4) Lender is King Street Assurance Ltd. ("KSA"), an affiliated company; interest rate at end of quarter =3.17%. Loan is secured by certain computer equipment owned by Conectiv Resource Partners, Inc.

     (5) Conectiv Solutions LLC received a capital contribution in the amount of $38,000,000 from Conectiv